February 3, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Re:	TravelCenters of America LLC
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 000-27251

Ladies and Gentlemen:

We are hereby responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 29, 2010, in connection with the above-referenced Form 10-K (the “Form 10-K”) of TravelCenters of America LLC (the “Company”) and the Definitive Proxy Statement on Schedule 14A of the Company for the Company’s 2009 annual meeting of shareholders (the “Proxy Statement”).

The substance of your comments with respect to the Form 10-K and the Proxy Statement have been reproduced below in italicized text.  The Company’s response to each comment is set forth immediately following the reproduced comment to which it relates.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition . . ., page 35

Summary of Contractual Obligations and Commitments, page 53

1.             We note your response to comment eight in our letter dated December 9, 2009, and your intent to clarify your disclosure in future filings.  Additionally, please clarify whether your future minimum lease payments disclosed in Note 13 on page F-22 includes both operating and capital lease payments.

Company Response:  The amounts disclosed in Note 13 on page F-22 as our future minimum lease payments include both operating and capital lease payments.  In future filings, we will clarify that the amounts disclosed as future minimum lease payments include both operating and capital lease payments.

Financial Statements and Notes

13.  Leasing Transactions, page F-24

2.             We note your response to comment 10 in our letter dated December 9, 2009 and your characterization of the leasehold improvement reimbursements by Hospitality Trust as a sale.  We understand your disclosure about the legal ownership of the leasehold improvements and that you cannot finance or sell the improvements.  However, we believe the characterization of the reimbursements as a sale upon funding is not appropriate as you do not give up the risks and rewards of the asset upon funding.  As such, please confirm to us that you will remove your characterization of the transaction as a sale in future filings.

Company Response:   In future filings, we will remove the characterization of the funding transactions from Hospitality Trust under the tenant allowance in the TA Lease as sales of the related qualifying leasehold improvement assets.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

3.             We note your response to comment 15 in our letter dated December 9, 2009.  Please clarify whether the compensation consultant’s services involved only broad-based non-discriminatory plans or providing information that was not customized for the company, or was customized based on parameters that were not developed by the consultant.  If the compensation consultant’s services were not limited to these matters, please identify the consultant and provide the information set forth in Item 407(e)(3)(iii) of Regulation S-K.

Company Response:  The services provided by the compensation consultant were limited to providing the Company with summaries of published compensation survey data and summaries of compensation data customized for the Company based on parameters that were specified by the Company. The compensation consultant did not provide advice to the Company.

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If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (440) 808-3265.

Very truly yours,

/s/Andrew J. Rebholz

Andrew J. Rebholz
Executive Vice President, Chief Financial Officer and Treasurer

cc: Ronald E. Alper, Esq.
Mark R. Young, Esq.